SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2012

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

"This amendment represents the same document filed before. The new file was proceeded only to correct the description of the document."

Petróleo Brasileiro S.A. - Petrobras and
subsidiaries

Consolidated financial statements
March 31, 2012 and 2011 with
Report of Independent Registered
Public Accounting Firm

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated financial statements

March 31, 2012 and 2011

Contents

Review Report of Independent Registered Public Accounting Firm		4 -5
Consolidated Statement of Financial Position		6
Consolidated Statement of Income		7
Consolidated Statement of Comprehensive Income		8
Consolidated Statement of Changes in Shareholders Equity		9
Consolidated Statement of Cash Flows		10 -11

Consolidated notes to the financial statements

1.	The Company and its operations	11
2.	Basis of presentation of interim financial information	16
3.	Consolidation basis	17
4.	Accounting practices	17
5.	Cash and cash equivalents	12
6.	Marketable securities	12
7.	Accounts receivable	13
8.	Inventories	14
9.	Restricted deposits for legal proceedings and guarantees	14
10.	Acquisitions and sales of assets	15
11.	Investments	16
12.	Property, plant and equipment, net	17
13.	Intangible assets	18
14.	Exploration activities and valuation of oil and gas reserves	21
15.	Trade accounts payable	21
16.	Loans and financing	22
17.	Leases	26
18.	Related parties	27
19.	Provision for decommissioning costs (non-current)	30
20.	Taxes	30
21.	Employee s benefits	34
22.	Shareholders equity	36
23.	Sales revenues	38
24.	Expenses by nature	39
25.	Other operating income and expenses, net	40
26.	Financial income (expenses), net	40
27.	Supplementary information on the statement of cash flows	40
28.	Segment Information	42
29.	Legal proceedings and contingencies	42
30.	Guarantees for concession agreements for oil exploration	56

31.	Risk management and derivative instruments	56
32.	Fair value of financial assets and liabilities	66
33.	Condensed Consolidated Financial Information Related to Guaranteed Securities Issued by Subsidiaries	69
34.	Subsequent events	69

Report of Independent Registered
Public Accounting Firm

To the Board of Directors and Shareholders

We have reviewed the accompanying condensed consolidated balance sheet of Petróleo Brasileiro S.A. Petrobras and its subsidiaries as of March 31, 2012, and the related condensed consolidated statements of income, of cash flows, of comprehensive income and of shareholders equity for the three-month period ended March 31, 2012. This interim financial information is the responsibility of the Company s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial information for it to be in conformity International Financial Reporting Standards as issued by the International Accounting Standards Board.

The financial statements of the Company as of and for the year ended December 31, 2011 and the financial information as of and for the quarter ended March 31, 2011 were audited and reviewed, respectively, by other auditors who issued unqualified opinion and review reports dated February 9, 2012 and May 13, 2011, respectively.

/s/PricewaterhouseCoopers
PricewaterhouseCoopers
Auditores Independentes

Rio de Janeiro - Brazil
May 15, 2012

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated Statement of Financial Position

March 31, 2012 and December 31, 2011

(In millions of Dollars)

		March, 31	December, 31			March, 31	December, 31
Assets	Note	2012	2011	Liabilities	Note	2012	2011

Current assets				Current liabilities
Cash and cash equivalents	5	21,900	19,057	Trade accounts payable	15	11,726	11,863
Marketable securities	6	9,880	8,961	Current debt	16	9,868	10,067
Accounts receivable, net	7	11,809	11,756	Current portion of finance lease obligations	17.1	21	44
Inventories	8	16,133	15,165	Taxes payable	20.2	6,019	5,847
Recoverable Taxes	20.1	6,684	6,848	Dividends payable	22	1,432	2,067
Advances to suppliers		861	740	Payroll and related charges		1,632	1,696
Other current assets		2,087	2,065	Employees' postretirement benefits
		69,354	64,592	obligations - Pension and Health Care	21	823	761
				Other current liabilities		4,674	4,019
						36,195	36,364

Non-current assets
Long-term receivables				Non-current liabilities
Accounts receivable, net	7	3,380	3,253	Long-term debt	16	80,090	72,718
Marketable Securities	6	3,298	3,064	Finance lease obligations	17.1	103	98
Restricted deposits for legal proceedings and guarantees	9	1,663	1,575	Deferred tax liabilities	20.3	19,539	17,736
Deferred tax assets	20.3	8,954	9,199	Employees' postretirement benefits
Advances to suppliers		3,300	3,141	obligations - Pension and Health Care	21	9,486	8,878
Other long-term receivables		2,081	1,725	Legal proceedings provisions	28	851	726
		22,676	21,957	Provision for decomissioning cost	19	4,843	4,712
				Other non-current liabilities		914	1,068
						115,826	105,936
Investments	11.1	6,764	6,530
Property, plant and equipment , net	12	194,099	182,465	Shareholders' equity	22
Intangible assets	13	45,078	43,866	Paid in capital		107,362	107,355
		245,941	232,861	Additional paid in capital		314	316
				Profit reserves		63,816	60,224
				Accumulated other comprehensive income		13,050	7,943
				Petrobras shareholder's equity		184,542	175,838
				Non-controlling interests		1,408	1,272
				Total Equity		185,950	177,110
Total Assets		337,971	319,410	Total liabilities and shareholder's equity		337,971	319,410

See the accompanying notes to the consolidated financial statements.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated Statement of Income

March 31, 2012 and 2011

(In millions of Dollars)

		Three-month periods ended
			March 31,
	Note	2012	2011

Sales revenues	23	37,410	32,602
Cost of sales	24	(25,959)	(20,673)
Gross profit		11,451	11,929

Income (expenses)
Selling expenses	24	(1,331)	(1,250)
Administrative and general expenses	24	(1,244)	(1,168)
Exploration costs	14	(572)	(565)
Research and development expenses	24	(293)	(295)
Other taxes	24	(84)	(147)
Other operating income and expenses, net	25	(1,268)	(1,116)
		(4,792)	(4,541)

Net income before financial results and income taxes		6,659	7,388

Financial income (expenses), net	26	263	1,229

Equity in results of non consolidated companies		77	246

Income before income taxes		6,999	8,863

Income tax	20.5	(1,666)	(2,152)

Net income		5,333	6,711

Net income (loss) attributable to:
Shareholders of Petrobras		5,212	6,588
Non-controlling interests		121	123
		5,333	6,711

See the accompanying notes to the consolidated financial statements.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated Statement of Comprehensive Income

March 31, 2012 and 2011

(In millions of Dollars, except income per share)

	Three-month periods ended
		March 31,
	2012	2011

Net income before non-controlling interest	5,333	6,711
Other comprehensive income
Cummulative translation adjustments	4,848	4,396
Deemed cost of associates	1
Unrealized results on available-for-sale securities
Recognized in shareholders' equity	118	(99)
Reclassified to profit or loss	2	5
Unrealized results on cash flow hedge
Recognized in shareholders' equity	11	(4)
Reclassified to profit or loss	(10)	(2)
Deferred income tax	(40)	34
	4,930	4,330
Total comprehensive income (loss)	10,263	11,041
Comprehensive income attributable to:
Shareholders of Petrobras	4,806	4,228
Non-controlling interests	124	102
Total comprehensive income (loss)	4,930	4,330

See the accompanying notes to the consolidated financial statements.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated Statement of Changes in Shareholders Equity

March 31, 2012 and 2011

(In millions of Dollars, except income per share)

		Additional paid in capital		Capital reserves	Accumulated other comprehensive income		Profit reserves

	Paid-in capital	Shares issuance costs	Change in interest in subsidiaries	Tax incentives	Cumulative translation adjustment	Other comprehensive income	Legal	Statutory	Tax incentives	Profit retention	Retained earnings	Total shareholders' equity attributable to shareholders of Petrobras	Non-controlling interests	Total consolidated shareholders' equity
Balance at December 31, 2010	107,341	(279)	286		30,130	215	5,806	571	698	39,342		184,110	1,839	185,949

Capital increase with reserves	14								(14)
Capital increase with issuing of shares
Cumulative translation adjustments					(22,433)						599	(21,834)	(25)	(21,859)
Unrealized gains in investments available-for-sale												37		37
securities and cash flow hedge						37
Realization of deemed cost						(6)					6
Change in interest in subsidiaries			309									309	(292)	17
Net income											20,121	20,121	(129)	19,992
Distributions:
Allocations of net income in reserves							1,006	537	43	12,235	(13,821)
Dividends											(6,905)	(6,905)	(121)	(7,026)

	107,355	(279)	595		7,697 -	246	6,812	1,108	727	51,577		175,838	1,272	177,110
Balance at December 31, 2011	107,355	316			7,943		60,224					175,838	1,272	177,110

Capital increase with reserves	7								(7)
Capital increase with issuing of shares
Cumulative translation adjustments					5,027						(182)	4,845	3	4,848
Unrealized gains in investments available-for-sale securities						81						81		81
Realization of deemed cost						(1)					1
Change in interest in subsidiaries			(2)									(2)	13	11
Net income											5,212	5,212	121	5,333
Distributions:
Allocations of net income in reserves
Dividends											(1,432)	(1,432)		(1,432)

	107,362	316	(2)		12,970 -	80	60,224		(7)		3,599	184,542	1,408	185,950
Balance at March 31, 2012	107,362		314		13,050			60,217			3,599	184,542	1,408	185,950

See the accompanying notes to the consolidated financial statements.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated Statement of Cash Flows

March 31, 2012 and 2011

(In millions of Dollars)

	Three-month periods ended
	March 31,
	2012	2011
Cash flows from Operating activities
Net income attributable to the shareholders of Petrobras	5,212	6,588

Adjustments for:
Non-controlling interests	121	123
Equity in results of non-consolidated companies	(77)	(246)
Depreciation, depletion and amortization	2,686	2,122
Impairment	81	98
Dry hole costs	308	322
Losses (gains) on disposal of non-current assets	44	79
Exchange variation, monetary and finance charges	(284)	(553)
Deferred income taxes, net	1,319	1,420

Increase/decrease in assets
Accounts receivable	(93)	(689)
Inventories	(708)	(2,564)
Other assets	(721)	(600)
Increase/decrease in liabilities
Trade accounts payable	(271)	1,303
Taxes payable	349	(99)
Employee's post-retirement benefits obligations - Pension and health care	414	288
Other liabilities	155	25
Net cash provided by operating activities	8,535	7,617
Cash flows from Investment activities
Investments in exploration and production of oil and gas	(4,879)	(4,020)
Investments in refining transportation and marketing	(3,108)	(3,396)
Investments in gas and power	(380)	(733)
Investment in international segment	(364)	(496)
Investments in distribution	(162)	(145)
Investiments in biofuel	(1)	(130)
Other investments	(490)	(232)
Marketable securities	(419)	3,559
Dividends received	7	5
Net cash used in investment activities	(9,796)	(5,588)

See the accompanying notes to the consolidated financial statements.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated Statement of Cash Flows (Continued)

March 31, 2012 and 2011

(In millions of Dollars)

	Three-month periods ended
	March 31,
	2012	2011
Cash flows from Financing activities
Acquisition of non-controlling interest	11	4
Financing and loans, net
Proceeds from borrowings	8,210	9,168
Repayment of principal	(2,031)	(1,230)
Repayment of interest	(1,325)	(1,000)
Dividends paid	(1,223)	(1,102)
Net cash provided by/(used) in financing activities	3,642	5,840

Effect of exchange rate on cash and cash equivalents	462	474

Net increase/ (decrease) in cash and cash equivalents in the period	2,843	8,343

Cash and cash equivalents at the beginning of the period	19,057	17,655

Cash and cash equivalents at the end of the period	21,900	25,998

See the accompanying notes to the consolidated financial statements.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of Dollars, except when specifically indicated)

1.	The Company and its operations

Petróleo Brasileiro S.A. - Petrobras is dedicated, directly or through its subsidiaries (referred to jointly as Petrobras or the Company ) to prospecting, drilling, refining, processing, trading and transporting oil originating from wells, shale or other rocks, and oil products, natural gas and other liquid hydrocarbons, in addition to activities connected with energy and it may carry out research, development, production, transport, distribution and trading of all forms of energy, as well as any other correlated or similar activities. The Company s head office is located in Rio de Janeiro RJ.

2.	Basis of presentation of interim financial information

The consolidated interim financial statements are being presented in accordance with IAS 34 Interim Financial Reporting issued by the International Accounting Standards Board (IASB) in U. S. dollar.

This interim financial statements are presented without repeating certain notes to the financial statements disclosed previously, but with an indication of the relevant changes occurring in the interim period and, therefore, they should be read together with the Company s annual financial statements for the year ended December 31, 2011.

The Company s Board of Directors authorized the publication of these interim quarterly financial statements in a meeting held on May 15, 2012.

	2.1	Accounting estimates

In the preparation of the interim financial statements it is necessary to use estimates for certain assets, liabilities and other transactions. These estimates include: oil and gas reserves, liabilities of pension and health plans, depreciation, depletion and amortization, abandonment costs, provisions for legal processes, market value of financial instruments, income tax and social contribution. Although Management uses assumptions and judgments that are reviewed periodically, the actual results may differ from these estimates.

3.	Consolidation basis

The consolidated interim financial statements include the quarterly information of Petrobras and its subsidiaries, jointly controlled subsidiaries and specific purpose entities.

The Company did not present material changes in interests in consolidated companies in the period ended March 31, 2012.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

4.	Accounting practices

The accounting practices and calculation methods used in the preparation of these consolidated interim financial statements are the same as those adopted in the preparation of the Company s annual financial statements for the year ended December 31, 2011.

5.	Cash and cash equivalents

	March 31,	December 31,
	2012	2011

Cash and banks	1,721	1,989
Financial investments
- In Brazil
Investment funds - Interbank Deposit	10,064	5,492
Other investment funds	5,343	2,279
	15,407	7,771
- Abroad	4,772	9,297
Total financial investments	20,179	17,068
Total cash and cash equivalents	21,900	19,057

6. Marketable securities
	March 31,	December 31,
	2012	2011

Trading securities	9,873	8,949
Available-for-sale	3,145	2,921
Held-to-maturity	160	155
	13,178	12,025
Current	9,880	8,961
Non-current	3,298	3,064

The securities for trading refer mainly to investments in public bonds with maturity terms of more than 90 days and are presented in current assets considering the expectation of their realization in the short term.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

7.	Accounts receivable
	7.1	Accounts receivable, net

	March 31,	December 31,
	2012	2011
Trade Accounts Receivable
Third parties	10,737	10,688
Related parties (Note 18)
Associates and Jointly controlled entities	918	826
Receivables from the eletricity sector	1,666	1,574
Petroleum and alcohol accounts - STN	457	444
Others	2,976	2,964
	16,754	16,496
Allowance for uncollectible accounts	(1,565)	(1,487)
	15,189	15,009
Current	11,809	11,756
Non-current	3,380	3,253

7.2 Changes in the allowance for uncollectible accounts

	March 31,	December 31,
	2012	2011
Opening balance	1,487	1,609
Additions (*)	54	283
Write-offs	(19)	(220)
Accumulated Translation	43	(185)
Closing balance	1,565	1,487

Current	974	898
Non-current	591	589

(*)	It includes exchange variation on allowance for uncollectible accounts recorded in companies abroad.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

7.3 Overdue accounts receivable - Third parties

	March 31,	December 31,
	2012	2011
Up to 3 months	718	752
From 3 to 6 months	100	115
From 6 to 12 months	203	141
More than 12 months	1,631	1,590

8.	Inventories

		March 31,	December 31,
		2012	2011
	Products:
	Oil products (*)	6,058	4,886
	Fuel Alcohol (*)	412	417
		6,470	5,303

	Raw materials, mainly crude oil (*)	7,573	7,915
	Maintenance materials and supplies (*)	1,924	1,796
	Other	213	196
		16,180	15,210
	Current	16,133	15,165
	Non-current	47	45

	(*) It includes imports in transit.

9.	Restricted deposits for legal proceedings and guarantees

	March 31,	December 31,
	2012	2011

Labor	661	603
Tax (*)	701	674
Civil (*)	243	243
Other	58	55
Total	1,663	1,575

(*) Net of deposits related to judicial proceedings for which a provision is recorded, when applicable.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

10.	Acquisitions and sales of assets
	10.1	Business Combinations
Arembepe Energia S.A.

On January 24, 2012, Petrobras exercised its right to subscribe to the total number of shares issued by the thermoelectric power station Arembepe Energia S.A. for US$ 35, due to the fact that the partner Nova Cibe Energia S.A. had renounced its subscription right. Additionally, Petrobras exercised its option to purchase the remaining shares owned by its partner for US$ 36 thousand, as established in the Capital Contribution Agreement, and on March 6, 2012 now holds 100% of the total capital (30% in 2011) of the thermoelectric power station.

The transaction was approved by ANEEL (Agência Nacional de Energia Elétrica) on February 28, 2012.

	10.2	Acquisition of interests in jointly-controlled entities and in associates

Energética Camaçari Muricy I S.A.

On January 23, 2012, Petrobras exercised its right to subscribe to the total number of shares issued by the thermoelectric power station Energética Camaçari Muricy I S.A. for US$ 18, due to the fact that the partner MDC I Fundo de Investimento em Participações had renounced its subscription right. Until March 2012, Petrobras paid in US$ 5 and now holds 59.91% of the total capital (49% in 2011) of the thermoelectric power station.

The transaction was approved by ANEEL (Agência Nacional de Energia Elétrica) on February 28, 2012.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

11. Investments

11.1 Investments

	March 31,	December 31,
	2012	2011
Associates and Jointly controlled entities
Petrochemical investments	3,445	3,319
Gas distributors	611	563
Guarani S.A.	463	452
Termoaçu S.A.	297	287
Petroritupano - Orielo	244	244
Nova Fronteira Bionergia S.A.	235	231
Petrowayu - La Concepción	176	176
Petrokariña - Mata	104	104
Distrilec S.A.	87	115
UEG Araucária	69	68
Transierra S.A.	66	65
Other associates and jointly controlled entities	842	783
	6,639	6,407

Other investments	125	123
	6,764	6,530

11.2 Investments in listed companies
	Lot of a thousand shares			Quotation on stock exchange (US$ per share)		Market value
	March 31,	December 31,		March 31,	December 31,	March 31,	December 31,
Company	2012	2011	Type	2012	2011	2012	2011
Subsidiaries
Petrobras Argentina	678,396	678,396	Common	1.57	1.44	1,065	976
						1,065	976
Associates
Braskem	212,427	212,427	Common	6.86	6.28	1,457	1,334
Braskem	75,793	75,793	Preferred A	7.93	6.82	601	517
						2,058	1,851

The market value of these shares does not necessarily reflect the realizable value of a large block of shares.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

12.	Property, plant and equipment, net
	12.1	By type of asset

	Land, buildings and improvements	Equipment and other assets	Assets under construction (*)	Oil and gas producing properties	Total
Balance at December 31, 2010	5,256	58,321	83,170	21,357	168,104
Additions	101	1,570	31,840	2,059	35,570
Capitalized interest			4,382		4,382
Business combination			12		12
Write-offs	(25)	(262)	(1,296)	(326)	(1,909)
Transfers	2,413	18,406	(23,598)	8,401	5,622
Depreciation, amortization and depletion	(473)	(5,800)		(3,904)	(10,177)
Impairment - provision		(50)	(150)	(213)	(413)
Impairment - reversal	1	15		36	52
Accumulated translation adjustment	(685)	(5,838)	(9,831)	(2,424)	(18,778)
Balance at December 31, 2011	6,588	66,362	84,529	24,986	182,465

Cost	8,990	104,477	84,529	52,272	250,268
Accumulated depreciation, amortization and
depletion	(2,402)	(38,115)		(27,286)	(67,803)
Balance at December 31, 2011	6,588	66,362	84,529	24,986	182,465
Additions	8	458	7,694	277	8,437
Capitalized interest			984		984
Write-offs	(2)	(12)	(289)	(6)	(309)
Transfers	477	5,264	(7,229)	2,437	949
Depreciation, amortization and depletion	(120)	(1,554)		(944)	(2,618)
Impairment - provision		(1)			(1)
Accumulated translation adjustment	172	1,252	2,210	558	4,192
Balance at March 31, 2012	7,123	71,769	87,899	27,308	194,099
Cost	9,707	111,859	87,899	55,823	265,288
Accumulated depreciation, amortization and
depletion	(2,584)	(40,090)		(28,515)	(71,189)
Balance at March 31, 2012	7,123	71,769	87,899	27,308	194,099

Weighted average of useful life in years	25 (25 to 40) excluding land	20 (3 to 31)	Unit of production method

(*) It includes oil and gas exploration and development assets.

The property, plant and equipment of Consolidated includes finance lease assets in the amount of US$ 124 in March 31, 2012 and US$ 95 at December 31, 2011.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

13. Intangible assets

13.1 By type of asset

		Software
	Rights and Concessions	Acquired	Developed in-house	Goodwill	Total
Balance at December 31, 2010	47,386	191	816	544	48,937
Addition	496	64	198	11	769
Acquisition through business combination				2	2
Capitalized interest			21		21
Write-off	(167)	(3)	(7)		(177)
Transfers	5	12	(22)	(4)	(9)
Amortization	(87)	(67)	(204)		(358)
Impairment - provision	(1)				(1)
Accumulated translation adjustment	(5,165)	(17)	(87)	(49)	(5,318)
Balance at December 31, 2011	42,467	180	715	504	43,866
Cost	43,333	725	1,512	729	46,299
Accumulated amortization	(866)	(545)	(797)	(225)	(2,433)
Balance at December 31, 2011	42,467	180	715	504	43,866
Addition	20	17	27		64
Capitalized interest			5		5
Write-off	(33)		(2)		(35)
Transfers	3	6	(5)	(5)	(1)
Amortization	(21)	(14)	(38)		(73)
Accumulated translation adjustment	1,212	5	21	14	1,252
Balance at March 31, 2012	43,648	194	723	513	45,078
Cost	44,558	767	1,581	513	47,419
Accumulated amortization	(910)	(573)	(858)		(2,341)
Balance at March 31, 2012	43,648	194	723	513	45,078

Estimated useful life - years	25	5	5	Indefinite

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

At March 31, 2012, the Company s intangible assets include an Onerous Assignment agreement in the amount of US$ 41,056, entered into in 2010 between the Federal Government (assignor) and the Agência Nacional do Petróleo, Gás Natural e Biocombustíveis - ANP (regulator and inspector), referring to the right to carry out prospection and drilling activities for oil, natural gas and other liquid hydrocarbons located in blocks in the pre-salt area (Franco, Florim, Nordeste de Tupi, Entorno de Iara, Sul de Guará e Sul de Tupi), limited to the production of 5 billion oil equivalent barrels in up to 40 years renewable for more five years upon certain conditions.

The Assignment Agreement provides that at the time of the declaration of the commerciality for a subsequent revision of the volume and the price, based on an independent third party assessment.

If the review determines that the acquired rights reach an amount greater than that initially paid, the Company may pay the difference to the Federal Government, recognizing this difference as an intangible asset, or it may reduce the total volume acquired in the terms of the agreement. If the review determines that the acquired rights result in an amount lower than that initially paid by the Company, the Federal Government will reimburse the difference in legal tender or bonds, subject to the budgetary laws, resulting in a decrease in the intangible assets by the amount of the reimbursement.

When the effects of the abovementioned review become probable and measurable, the Company will make the respective adjustments to the purchase prices.

The agreement also establishes minimum commitments with respect to acquisition of goods and services from Brazilian suppliers in the exploration and development stages of production which will be subject to proof with ANP. In the event of non-compliance, ANP will be able to apply administrative and pecuniary sanctions established in the agreement.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

13.2 Devolution of exploration areas to ANP

During the first quarter of 2012, the rights to the exploration blocks returned to the Agência Nacional do Petróleo, Gás Natural e Biocombustíveis (ANP) totaled US$ 21 (US$ 76 in the first quarter of 2011) and are the following:

  Blocks Exclusive concession of Petrobras:
  Recôncavo Basin: REC T 209.
  Blocks in partnership (devolved by Petrobras or by its operators):
  Campos Basin: C-M-103, C-M-151. Santos Basin: S-M- 675, S-M-506.

13.3 Oil and natural gas fields operated by Petrobras returned to Agência Nacional do Petróleo, Gás Natural e Biocombustíveis (ANP)

During the first quarter of 2012 there were no devolutions to the Agência Nacional do Petróleo, Gás Natural e Biocombustíveis (ANP) by Petrobras of rights to fields in the production stage.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

14. Exploration activities and valuation of oil and gas reserves

The exploration and evaluation activities include the search for oil and gas from obtaining the legal rights to explore a specific area until the declaration of the technical and commercial viability of the reserves. The amounts involved in these activities are:

	March 31, 2012	December 31, 2011
Capitalized balances in assets
Intangible assets	42,842	41,671
Property, plant and equipment	11,051	10,461
Total assets	53,893	52,132

	Three-month periods ended March 31,
	2012	2011
Exploration costs recognized inincome
Expenses with geology and geophysics	241	202
Wells without economic viability (It includes dry wells and signature bonus)	308	323
Other exploration expenses	23	40
Total expenses	572	565

Cash used in activities
Operating activities	255	232
Investm ents activities	1,544	1,060
Total cash used	1,799	1,292

15. Trade accounts payable

	M arch 31, 2012	December 31, 2011
Curren t L iabili ties
Third pa rties
In Brazil	5,787	6,535
Abroad	5,459	4,883
Related parties	480	445
	11,726	11,863

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

16. Loans and financing

	Current		Non-current
	March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011
Abroad
Financial institutions	7,164	7,272	19,734	20,039
Bearer bonds - Notes, Global Notes and Bonds	283	428	28,318	21,026
Other	7	6	0	104
	7,454	7,706	48,052	41,169

In Brazil
Export Credit Notes	252	72	7,126	6,921
BNDES	691	916	20,047	19,930
Debentures	1,044	988	504	529
FINAME	52	42	392	390
Bank Credit Certificate	127	27	1,988	1,922
Other	248	316	1,981	1,857
	2,414	2,361	32,038	31,549
	9,868	10,067	80,090	72,718

Interest on debt	806	879
Current portion of long-term debt	3,715	3,690
Current debt	5,347	5,498
Total financing	9,868	10,067

16.1	Maturities of the principal and interest of debt in non-current liabilities

		March 31,
		2012
	2013	2,505
	2014	4,428
	2015	6,327
	2016	13,456
	2017	8,368
	2018 and thereafter	45,006
	Total	80,090

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

16.2	Interest rates for debt in non-current liabilities

	March 31, 2012	December 31, 2011
Abroad
Up to 6% p.a.	36,377	31,561
From 6 to 8% p.a.	10,039	8,385
From 8 to 10% p.a.	1,527	1,179
From 10 to 12% p.a.	33	34
More than 12% p.a.	76	10
	48,052	41,169

In Brazil
Up to 6% p.a.	2,896	2,870
From 6 to 8% p.a.	17,329	17,225
From 8 to 10% p.a.	1,963	1,930
From 10 to 12% p.a.	9,742	9,421
More than 12% p.a.	108	103
	32,038	31,549
	80,090	72,718

16.3	Balances per currencies in non-current liabilities

	March 31, 2012	December 31, 2011
U.S. Dollars	43,266	36,258
Japanese Yen	1,312	1,544
Euro	2,570	2,495
Real (*)	31,848	31,359
Pound Sterling	1,094	1,062
	80,090	72,718

(*) On March 31, 2012 it includes US$13,837 in financing in local currency parameterized to the variation of the US dollar.

The hedges contracted for coverage of Notes issued abroad in foreign currencies and the fair value of the long-term loans are disclosed in notes 31 and 32, respectively.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

16.4 Weighted average rate for capitalization of interest

The weighted average rate of the financial charges on the debt, used for capitalization of interest on the balance of work in progress, was 4.36% p.a. in the first quarter of  2012 (5.27% p.a. in the first quarter of 2011).

16.5 Capital marketing funding

The loans and the financing are intended mainly for the development of oil and gas production projects, the building of ships and pipelines, and the expansion of industrial units.

The main long-term raising of capital carried out in the first quarter of 2012 are presented as follows:

a)      Abroad

Company	Date	Amount	Maturity	Description
				Global notes issued in the amounts of US$ 1,250, US$ 1,750, US$ 2,750 and US$1,250 with 2.875% p.a., 3.500% p.a., 5.375% p.a. and 6.750% p.a. coupon, respectively.
PifCo	Feb/12	7,000	2015, 2017,
			2021, 2041

b) In Brazil

Company	Date	Amount	Maturity	Description

Fundo de Investimento		224	2023, 2026 and	Issuance of real state credit notes for the construction of a laboratory in the administrative building - IPCA + average spread of 5.3% p.a
	Jan/12
Imobiliário RB Logística			2028

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

              16.6 Funding in the banking market

              a) Abroad

		Amount
Company	Agency	Contracted	Used	Balance
Petrobras	China Development Bank	10,000	7,000	3,000
PNBV	Citibank International PLC	686	343	343

PNBV	HSBC Bank PLC	1,000		1,000

b) In Brazil

Company	Agency	Contracted	Used	Balance
	BNDES, Banco do Brasil and
Transpetro(*)		4,942	414	4,528
	Caixa Econômica Federal
REFAP	BNDES	609	156	453
Petrobras	Caixa Econômica Federal	165		165

(*)Agreements were entered in force for purchase and sale of 41 ships and 20 convoy vessels with 6 Brazilian shipyards in the amount of US$ 5,491, where 90% is financed by BNDES, Banco do Brasil and Caixa Econômica Federal CEF.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

16.1.1                                                       16.7 Guarantees

Petrobras is not required to provide guarantees to financial institutions. There are loans obtained from BNDES which are secured by the assets being financed (carbon steel pipes for the Bolivia-Brazil gas pipeline and vessels).

The loans obtained by specific purpose entities (SPE) are guaranteed by the assets of the projects, as well as lien of credit rights and shares of the SPEs.

17.    Leases

17.1Minimum payments  receipts of finance leases

	As of March 31, 2012
	Minimum receipts	Minimum payments

2012	168	21
2013 - 2016	723	86
2017 and thereafter	2,250	177
Estimated receipts/payments of commitments	3,141	284
Less amount of annual interest	(1,244)	(160)
Present value of the minimum receipts/payments	1,897	124
Current	81	21
Non-current	1,816	103
At March 31, 2012	1,897	124

Current	120	44
Non-current	1,518	98
At December 31, 2011	1,638	142

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

17.2   Future minimum payments of operating leases

As of March 31,
2012
2012	10,672
2013-2016	34,354
2017 and thereafter	23,121
As of March 31, 2012	68,147
As of December 31, 2011	55,513

In the first quarter of 2012 the Company paid the amount of US$ 2,160 recognized as an expense for the period in the Consolidated related to operating leases.

18. Related parties

Petrobras carries out commercial transactions with its subsidiaries, controlled companies, special purpose entities and associates at normal market prices under market conditions. At March 31, 2012 and December 31, 2011, losses were not expected on the realization of accounts receivable.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

18.1 Transactions with jointly controlled entities, associates, government entities and pension funds

The balances are classified in the Statement of financial position as follows:

	March 31,		December 31,
	2012		2011
	Assets	Liabilities	Assets	Liabilities

Jointly controlled subsidiaries and associates	918	565	701	417
Gas distributors	465	216	467	189
Braskem and its subsidiaries	265	95	87	71
Other associates and jointly controlled entities	188	254	147	157

Government entities and pension funds	27,740	36,214	22,355	36,141
Government bonds	18,428		14,120
Banco do Brasil S.A. (BB)	5,102	6,564	4,300	6,302
Restricted deposits for legal proceedings and guarantees (CEF and BB)	1,766		1,693
Receivable from the Electricity sector (Note 18.2)	1,666		1,574
Petroleum and alcohol account - receivable from Federal government (Note 18.3)	457		444
BNDES	3	21,626	4	21,799
Caixa Econômica Federal (CEF)	1	4,449	1	4,363
Agência Nacional do Petróleo, Gás Natural e Biocombustíveis (ANP)		2,299		2,063
Federal government - Proposed dividend and interest on shareholders' equity		752		597
Petros (Pension fund)		68		188
Other	317	456	219	829
	28,658	36,779	23,056	36,558

Current	23,107	6,798	17,735	6,226
Non-current	5,551	29,981	5,321	30,332

18.2 Receivables from the electricity sector

The Company has receivables from the electricity sector related to the supplying of fuel to thermoelectric power stations, direct or indirect subsidiaries of Eletrobras, located in the northern region of Brazil. Part of the costs for supplying fuel to these thermoelectric power stations is borne by funds from the Fuel Consumption Account (CCC), managed by Eletrobras.

The Company also supplies fuel to Independent Power Producers (PIE), companies created for the purpose of producing power exclusively for Amazônia Distribuidora de Energia S.A. (ADESA), a direct subsidiary of Eletrobras, whose payments for supplying fuel depend directly on the forwarding of funds from ADESA to these Independent Power Producers.

The balance of these receivables at March 31, 2012 was US$ 1,666 (US$ 1,574 at December 31, 2011), of which US$ 1,408 was overdue (US$ 1,293 at December 31, 2011).

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

The Company has made systematic collections from the debtors and Eletrobras, itself, and partial payments have been made.

18.3 Petroleum and Alcohol accounts - Receivable from Federal Government

At March 31, 2012, the balance of the account was US$ 457 (US$ 444 at December 31, 2011) and this can be settled by the Federal Government by issuing National Treasury Bonds in an amount equal to the final balance for the settling of accounts with the Federal Government, in accordance with what is established in Provisional Measure 2,181, of August 24, 2001, or through offsetting against other amounts that Petrobras may be owing the Federal Government, at the time, including tax related amounts or a combination of the foregoing operations.

Aiming at concluding the settlement of accounts with the Federal Government, Petrobras provided all the information required by of the National Treasury Office (STN) seeking to settle all the remaining differences between the parties.

As the Company considers that the negotiation process between the parties at the administrative level has been exhausted, the Company decided on judicial collection of the aforementioned credit and, accordingly, it filed a lawsuit in July 2011.

18.4 Remuneration of employees and officers

The total remuneration for short-term benefits for the Company s officers during the first quarter of 2012 was US$ 2.2 referring to eight officers and nine board members (US$ 1.8 in the first quarter of 2011 referring to seven officers and nine board members).

The fees of the executive board and the board of directors in the first quarter of 2012 in the consolidated totaled US$ 7.0 (US$ 6.4 in the first quarter of 2011).

As established in Federal Law 12,353/2010, the Board of Directors of Petrobras is now composed of 10 members, after ratification of the employees representative in the Annual General Meeting of March 19, 2012.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

19. Provision for decommissioning costs (non-current)

	March 31,	December 31,
Non-current liabilities	2012	2011
Opening Balance	4,712	3,904
Revision of provision	7	1,365
Payment	(38)	(284)
Updating of interest	36	125
Other		63
Accumulated translation adjustment	126	(461)
Closing balance	4,843	4,712

20. Taxes

      20.1 Recoverable taxes

	As of
	March 31,	December 31,
Current assets	2012	2011
In Brazil:
ICMS	1,615	1,698
PIS/COFINS	2,950	2,743
CIDE	89	77
Income taxes	1,342	1,528
Other taxes	229	225
	6,225	6,271

Abroad	459	577
	6,684	6,848

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

20.2 Taxes payable

	As of
Current liabilities	March 31,	December 31,
	2012	2011
ICMS	1,118	1,161
PIS/COFINS	370	309
CIDE	261	254
Special participation/ Royalties	3,017	2,767
Withholding income taxes	248	443
Income taxes	388	263
Other taxes	617	650
	6,019	5,847

20.3 Deferred taxes - non-current

	As of
	March 31,	December 31,
	2012	2011
Non-current assets
Deferred income tax	4,253	4,287
Deferred ICMS	1,103	1,172
Deferred PIS and COFINS	3,318	3,488
Other	280	252
	8,954	9,199
Non-current liabilities
Deferred income taxes	19,531	17,715
Other	8	21
	19,539	17,736

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

20.4 Deferred income tax - non-current

Income taxes in Brazil comprise income tax and the social contribution on net income, where the applicable official rates are 25% and 9%, respectively applicable official rates is 34%.

The changes in the deferred income taxes are presented as follows:

	Changes in net deferred taxes

	Property, Plant & Equipament

	Exploration costs for the extraction of crude oil and gas	Other	Accounts receivable/payable, loans and financing	Financial leases	Provision for legal proceedings	Tax losses	Inventories	Interest on shareholders equity	Other	Total
Balance at December 31, 2010	(10,020)	(1,611)	(1,112)	(673)	298	426	505	453	32	(11,702)
Recognized in the results for the year	(2,388)	(1,289)	472	(110)	88	(21)	203	80	(634)	(3,599)
Recognized in shareholders equity				24					(28)	(4)
(Comprehensive Income)
Cumulative translation adjustments	1,032	594	73	83	(32)	(35)	(74)	(60)	(45)	1,536
Other	2	103	142	(168)	(19)	(27)			308	341
Balance at December 31, 2011	(11,374)	(2,203)	(425)	(844)	335	343	634	473	(367)	(13,428)
Recognized in the results for the period	(670)	(307)	(249)	(26)	(50)	1	(40)		20	(1,321)
Recognized in shareholders equity									(41)	(41)
(Comprehensive Income)
Cumulative translation adjustments	(315)	(57)	2	(22)	10	6	21	14	8	(333)
Other			(84)	(29)	13				(55)	(155)
Balance at March 31, 2012	(12,359)	(2,567)	(756)	(921)	308	350	615	487	(435)	(15,278)

							Deferred tax assets			4,287
							Deferred tax liabilities			(17,715)
							Balance at December 31, 2011			(13,428)

							Deferred tax assets			4,253
							Deferred tax liabilities			(19,531)
							Balance at March 31, 2012			(15,278)

Management considers that the deferred tax assets will be realized in proportion to the realization of the provisions and the final resolution of future events, both of them are based on projections that have been made.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

20.5 Reconciliation of income taxes

The reconciliation of the taxes calculated in accordance with statutory rates and the amount of taxes recorded are presented as follows:

	Three- month periods ended March 31,
	2012	2011
Income before income taxes	6,999	8,863
Income taxes at statutory rates (34%)	(2,380)	(3,013)
Adjustments for calculation of the effective rate:
· Tax benefit from interest on sharholders' equity	502	532
· Foreign income of companies abroad subject to different tax rates	171	386
· Tax incentives	8	12
· Tax losses carryforwards	(53)	(50)
· Permanent exclusions/ (additions), net *	(45)
· Tax credits of companies abroad in the exploration stage		(5)
· Other	131	(14)
Income taxes expenses	(1,666)	(2,152)
Deferred incometaxes	(1,321)	(1,421)
Current income taxes	(345)	(731)
	(1,666)	(2,152)
Effective rate for income taxes	23.8%	24.3%

*	It includes equity accounting.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

21.Employee s benefits

The Company sponsors defined benefit and variable contribution pension plans, in Brazil and abroad, and has a health care plan, with defined benefits, that covers all present and retired employees of the companies in Brazil and their dependents.

The changes in the benefits granted to employees are presented as follows:

	Pension plan	Health Care Benefits	Total

Balance at December 31, 2010	2,878	7,074	9,952
Costs incurred in the year	626	1,104	1,730
Payment of contributions	(305)	(365)	(670)
Payment of the financial commitment agreement	(171)		(171)
Other	13		13
Cumulative translation adjustments	(344)	(871)	(1,215)
Balance at December 31, 2011	2,697	6,942	9,639

Current	414	347	761
Non-Current	2,283	6,595	8,878
	2,697	6,942	9,639

Costs incurred in the period	272	299	571
Payment of contributions	(81)	(89)	(170)
Other	(2)	1	(1)
Cumulative translation adjustments	73	197	270
Balance at March 31, 2012	2,959	7,350	10,309

Current	466	357	823
Non-Current	2,493	6,993	9,486
	2,959	7,350	10,309

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

The net expenditure with the pension and health care plans includes the following components:

	Pension plan
		Variable	Healthcare
	Defined benefit	contribution	benefits	Total
Current service cost	58	69	41	168
Cost of interest:
· With financial commitment agreement	83			83
· Actuarial	899	24	247	1,170
Estimated income from the plan's assets	(846)	(7)		(853)
Amortization of unrecognized actuarial losses	58	3	10	71
Contributions by participants	(59)	(15)		(74)
Unrecognized past service cost	3	1	1	5
Other	1			1
Net costs for the period Jan-Mar/2012	197	75	299	571

Related to:
Actives employees	96	73	114	283
Retired employees	101	2	185	288
Net costs for the period Jan-March/2012	197	75	299	571
Net costs for the period Jan-March/2011	101	55	277	433

At March 31, 2012, the balances of the Terms of Financial Commitment, signed by the Company and Petros in 2008, totaled US$ 2,866, of which US$ 69 in interest falls due in 2012. On the same date, the Company held long-term National Treasury Notes in the amount of US$ 3,084, which will be held in the Company's portfolio as a guarantee for the financial commitment agreements.

In the first quarter of 2012, the Company's contribution to the defined contribution portion of the Petros 2 plan was US$ 67.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

22. Shareholders equity

22.1 Paid-in capital

At March 31, 2012, subscribed and fully paid-in capital in the amount of US$ 107,362 represented by 7,442,454,142 outstanding common shares and 5,602,042,788 outstanding preferred shares, all with no par value.

Capital increase with reserves in 2012

The Extraordinary General Meeting, held jointly with the Annual General Meeting on March 19, 2012 approved the Company s capital increase from US$ 107,355 to US$ 107,362, through capitalization of part of the profit reserve from tax incentives recorded in 2011, in the amount of US$ 7, in compliance with article 35, paragraph 1, of Ordinance 2,091/07 of the Government Minister for National Integration. This capitalization was made without issuing new shares, pursuant to article 169, paragraph 1, of Law 6,404/76.

Amendment of the Company s By-Laws

The Extraordinary General Meeting, held on February 28, 2012, approved the amendment of the Company s By-Laws as follows:

a) Changed the wording of the heading of article 20 of the By-Laws, in order to increase the number of members of the Executive Board from one President and six Officers to one President and seven Officers; and

b) Changed the sole paragraph of article 36 of the By-Laws, in order to provide that in the event of a tie at an Executive Board's deliberation, its President has the deciding vote, replacing the expression "may exercise" by the term "Shall Exercise".

22.2 Dividends

a) Dividends - fiscal year 2011

The Annual General Meeting held on March 19, 2012, approved dividends related to 2011, in the amount US$ 6,905, corresponding to 38.25% of the basic profit for dividend purposes, and US$ 0.55 per common and preferred share, without distinction, which comprise the capital.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

These dividends include interest on shareholders equity in the amount of US$ 6,071 and are being distributed as follows:

Payment	Date of approval by Board of Directors	Date of Shareholder position	Date of Payment	Amount of Payment	Gross amount per share (ON and PN) (US$)
1st payment of interest on shareholders' equity	04.29.2011	05.11.2011	05.31.2011	1,602	0.12
2nd payment of interest on shareholders' equity	07.22.2011	08.02.2011	08.31.2011	1,671	0.12
3rd payment of interest on shareholders' equity	10.28.2011	11.11.2011	11.30.2011	1,407	0.12
4th payment of interest on shareholders' equity	12.22.2011	01.02.2012	02.29.2012	1,391	0.12
Dividends	02.09.2012	03.19.2012	05.18.2012	834	0.07
				6,905	0.55

The payments of interest on shareholders equity distributed in advance in 2011 were discounted from the dividends approved for this year, and corrected by the benchmark (SELIC) rate from the date of their payment until December 31, 2011. The balances of the dividends are being monetarily restated as from December 31, 2011 until the initial date of payment, in accordance with the variation of the SELIC rate.

b) Interest on shareholders equity fiscal year 2012

The Company s Board of Directors approved on April 27, 2012, the early distribution of remuneration to shareholders in the form of interest on shareholders equity, as established in article 9 of Law 9,249/95 and Decrees 2,673/98 and 3,381/00, in the amount of US$ 1,432, corresponding to a gross value of US$ 0.10 per common and preferred shares, to be paid up to June 30, 2012, based on the shareholding position of May 11, 2012.

This interest on shareholders equity should be discounted from the remunaration that will be distributed on the closing of fiscal year 2012. The amount will be monetarily restated in accordance with to the variation of the SELIC rate since the date of effective payment until the end of the aforementioned year.

The interest on shareholders equity is subject to 15 % of withholding income tax, except for shareholders that are declared immune or exempt.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

22.3 Earnings per Share

	Three-month periods ended March 31,
	2012	2011
Net income atributable to Petrobras' shareholders	5,212	6,588
Weighted average of the number of common and preferred shares outstanding (No. of shares)	13,044,496,930	13,044,496,930
Basic and diluted earnings per common and preferred share (US$ per share)	0.40	0.51

23. Sales revenues

	Three month periods ended March 31,
	2012	2011

Gross sales revenue	46,082	41,102
Sales charges	(8,672)	(8,500)
Sales revenues	37,410	32,602

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

24. Expenses by nature

	Three month periods ended March 31,
	2012	2011
Raw material / products purchased	(14,974)	(12,354)
Government interest	(4,563)	(3,753)
Personnel expenses	(2,988)	(2,814)
Depreciation, depletion and amortization	(2,686)	(2,122)
Finished goods and work in progress inventories	536	2,436
Contracted services, freights, rents and general charges	(4,936)	(5,503)
Wells without economic viability (It includes dry wells and signing bonus)	(308)	(322)
Taxes expenses	(84)	(147)
Losses with judicial and administrative procedures	(206)	(29)
Institutional relations and cultural projects	(201)	(162)
Unscheduled stoppages and pre-operating expenses	(193)	(285)
Expenditures on safety, environment and health	(67)	(118)
Adjustment to market value of inventories	(80)	(42)
Impairment	(1)	1
	(30,751)	(25,214)

Cost of sales	(25,959)	(20,673)
Selling expenses	(1,331)	(1,250)
Administrative and general expenses	(1,244)	(1,168)
Exploration costs	(572)	(565)
Research and development expenses	(293)	(295)
Other taxes	(84)	(147)
Other operating income and expenses, net	(1,268)	(1,116)
	(30,751)	(25,214)

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

25. Other operating income and expenses, net

	Three month periods ended March 31,
	2012	2011

Healthcare and pension plans	(287)	(235)
Losses and contingencies with judicial proceedings	(206)	(29)
Institutional relations and cultural projects	(201)	(162)
Unscheduled stoppages and pre-operating expenses	(193)	(285)
Adjustment to market value of inventories	(80)	(42)
Corporate expenses on safety, environment and health	(67)	(118)
Operating expenses with thermoelectric power stations	(36)	(11)
Impairment	(1)	1
Gains on disposal of non-current assets	55	(10)
Government Grants	38	37
E&P joint arrangement charge/refund	4	(19)
Others	(294)	(243)
	(1,268)	(1,116)

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

26. Financial income (expenses), net

	Three month periods ended March 31,
	2012	2011

Exchange and monetary variation on net debt (*)	360	453
Expenses on debt	(1,285)	(1,144)
Income from investments and marketable securities	524	767
Financial result on net debt	(401)	76

Capitalized financial charges	989	1,063
Gains (losses) onhedges	(111)	(140)
Income from marketable securities	91	153
Other financial expenses and income, net	(21)	(44)
Other exchange and monetary variations, net	(284)	121
Financial income (expenses), net	263	1,229

Financial income (expenses), net
Income	677	1,060
Expenses	(489)	(405)
Exchange and monetary variations, net	75	574
	263	1,229

(*) It includes monetary variation on financing in local currency parameterized to the variation of the US dollar.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

27. Supplementary information on the statement of cash flows

	Three month periods ended March 31,
	2012	2011
Amounts paid and received during the period
Income taxes	139	344
Withholding income tax	890	560

Investment and financing transactions notinvolving cash
Formation of provision for decommissioning costs	7	3

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

28. Segment Information

Consolid ated assets by B usin ess S egment - 03/31/2012

Assets	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuel	Distribution	International	Corporate	Eliminations	Total

Current assets	5,626	22,914	2,665	128	4,297	3,927	37,171	(7,374)	69,354
Non-current assets	142,439	67,739	R26,338	1,196	3,869	14,844	12,485	(293)	268,617
Long-term receivables	4,509	4,595	1,727	19	727	2,661	8,731	(293)	22,676
Investments	16	3,497	1,263	887	18	976	107		6,764
Property, plant and equipment, net	95,934	59,483	22,947	290	2,685	9,620	3,140		194,099
Intangibleassets	41,980	164	401	-	439	1,587	507		45,078

As of March 31, 201 2	148,065	90,653	29,003	1,324	8,166	18,771	49,656	(7,667)	337,971

Consolidated assets by Business Segment - 12/31/2011

Current assets	5,617	21,966	2,509	128	4,241	4,410	32,990	(7,269)	64,592
Non-current assets	135,496	62,364	25,136	1,161	3,644	15,017	12,336	(336)	254,818
Long-term receivables	4,140	4,217	1,626	17	663	2,913	8,717	(336)	21,957
Investments	12	3,362	1,152	859	45	999	101		6,530
Property, plant and equipment, net	90,539	54,629	21,968	285	2,510	9,512	3,022		182,465
Intangible assets	40,805	156	390		426	1,593	496		43,866

As of December 31, 20 11	141,113	84,330	27,645	1,289	7,885	19,427	45,326	(7,605)	319,410

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

Consolidated Statement of Income per Business Area - 2012

	Three-month period ended March 31, 2012
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power
				Biofuel	Distribution	International	Corporate	Eliminations	Total

Sales revenues	20,499	31,127	2,500	104	10,338	4,730	-	(31,888)	37,410
Intersegments	20,477	9,688	330	86	210	1,097	-	(31,888)	-
Third parties	22	21,439	2,170	18	10,128	3,633	-	-	37,410
Cost of sales	(8,788)	(33,916)	(1,648)	(105)	(9,464)	(3,625)	-	31,587	(25,959)
Gross profit	11,711	(2,789)	852	(1)	874	1,105	-	(301)	11,451
Income (expenses)	(1,051)	(1,227)	(293)	(28)	(561)	(287)	(1,383)	38	(4,792)
Selling, administrative and general expenses	(133)	(864)	(232)	(17)	(566)	(229)	(572)	38	(2,575)
Exploration costs	(521)	-	-	-	-	(51)	-	-	(572)
Research and development expenses	(149)	(52)	(4)	(7)	(1)	-	(80)	-	(293)
Other taxes	(13)	(14)	-	(1)	(7)	(21)	(28)	-	(84)
Other operating income and expenses, net	(235)	(297)	(57)	(3)	13	14	(703)	-	(1,268)
Net income before financial results and income taxes	10,660	(4,016)	559	(29)	313	818	(1,383)	(263)	6,659
Financial income (expenses), net	-	-	-	-	-	-	263	-	263
Equity in results of non-consolidated companies	-	50	46	(6)	-	(8)	(5)	-	77
Income before income taxes	10,660	(3,966)	605	(35)	313	810	(1,125)	(263)	6,999
Income tax	(3,625)	1,366	(190)	10	(106)	(236)	1,026	89	(1,666)
Net income	7,035	(2,600)	415	(25)	207	574	(99)	(174)	5,333
Net income attributable to:
Shareholders of Petrobras	7,037	(2,600)	399	(25)	207	558	(190)	(174)	5,212
Non-controlling interests	(2)	-	16	-	-	16	91	-	121

	7,035	(2,600)	415	(25)	207	574	(99)	(174)	5,333

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

Consolidated Statement of Income per Business Area - 2011

	Three-month period ended March 31, 2011
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power
				Biofuel	Distribution	International	Corporate	Eliminations	Total

Sales revenues	16,820	26,535	2,181	92	10,014	4,180	-	(27,220)	32,602
Intersegments	16,797	8,813	310	79	184	1,037	-	(27,220)	-
Third parties	23	17,722	1,871	13	9,830	3,143	-	-	32,602
Cost of sales	(7,323)	(25,893)	(1,482)	(103)	(9,134)	(3,148)	-	26,410	(20,673)
Gross profit	9,497	642	699	(11)	880	1,032	-	(810)	11,929
Income (expenses)	(1,014)	(952)	(345)	(26)	(544)	(516)	(1,191)	47	(4,541)
Selling, administrative and general expenses	(113)	(737)	(271)	(20)	(546)	(229)	(535)	33	(2,418)
Exploration costs	(515)	-	-	-	-	(50)	-	-	(565)
Research and development expenses	(170)	(53)	(9)	-	(1)	-	(62)	-	(295)
Other taxes	(12)	(15)	(15)	-	(7)	(34)	(64)	-	(147)
Other operating income and expenses, net	(204)	(147)	(50)	(6)	10	(203)	(530)	14	(1,116)
Net income before financial results and income taxes	8,483	(310)	354	(37)	336	516	(1,191)	(763)	7,388
Financial income (expenses), net	-	-	-	-	-	-	1,229	-	1,229
Equity in results of non-consolidated companies	-	144	72	18	1	11	-	-	246
Income before income taxes	8,483	(166)	426	(19)	337	527	38	(763)	8,863
Income tax	(2,884)	105	(120)	13	(114)	(29)	619	258	(2,152)
Net income	5,599	(61)	306	(6)	223	498	657	(505)	6,711
Net income attributable to:
Shareholders of Petrobras	5,595	(57)	311	(6)	223	500	527	(505)	6,588
Non-controlling interests	4	(4)	(5)	-	-	(2)	130	-	123
	5,599	(61)	306	(6)	223	498	657	(505)	6,711

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

Consolidated Statement per International Business Segment – March 2012/2011

	Three-month period ended March 31, 2012
	Exploration	Refining,	Gas
	and	Transportation	&
	Production	& Marketing	Power	Distribution	Corporate	Eliminations	Total

Income statement

Sales revenues	1,480	2,357	141	1,301	-	(549)	4,730
Intersegments	1,077	559	9	1	-	(549)	1,097
Third parties	403	1,798	132	1,300	-	-	3,633

Net income before financial results and income taxes	774	36	23	35	(47)	(3)	818

Net income attributable to shareholders of Petrobras	545	37	10	32	(61)	(5)	558

	Three-month period ended March 31, 2011
	Exploration	Refining,	Gas
	and	Transportation	&
	Production	& Marketing	Power	Distribution	Corporate	Eliminations	Total

Income statement

Sales revenues	1,265	2,218	137	1,218	-	(658)	4,180
Intersegments	1,059	623	11	9	-	(665)	1,037
Third parties	206	1,595	126	1,209	-	7	3,143

Net income before financial results and income taxes	484	130	34	(21)	(111)	-	516

Net income attributable to shareholders of Petrobras	448	132	40	(24)	(96)	-	500

Total Assets

As of March 31, 2012	14,223	3,441	778	1,056	1,594	(2,321)	18,771

As of December 31, 2011	14,585	3,393	929	1,007	1,819	(2,306)	19,427

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

29. Legal proceedings and contingencies

The Company is party to various legal proceedings of a tax, civil, labor and environmental nature, arising from the normal course of its operations. The classification of the lawsuits in accordance with the expectation of loss as probable, possible or remote, as well as their estimated amounts, is prepared based on advice from its legal advisors and management's best judgment.

29.1 Provisions for legal proceedings

The Company recorded provisions in an amount sufficient to cover the losses considered as probable and that could be reasonably estimated. Among which, the main proceedings are related to income tax withheld at source for issuing securities abroad, losses and damages as result of the cancellation of an assignment of an federal VAT (IPI) credits to a third party; and indemnifications for fishermen cruising out of an oil spillage that occurred in Rio de Janeiro in January 2000.

The Federal Public Attorney s Office and the Public Attorney s Office of the State of Paraná filed lawsuits against Petrobras with respect to compensation for pain and suffering, financial damages and environmental recovery due to oil spillages: (i) at Terminal São Francisco do Sul Refinaria Presidente Vargas, on July 16, 2000, where the amount of US$ 36 was recorded as a provision in 2011, through an estimate; and (ii) in the Araucária Paranaguá polyduct (OLAPA), at the headwaters of Rio do Meio (the Meio river), in the town of Morretes PR, on February 16, 2001: which resulted in a reconciliation agreement signed on April 26, 2012, with a provision in March 2012 in the updated amount of US$ 58.

The amounts recorded as provisions, net of restricted deposits for legal proceedings, are as follows:

	March 31,	December 31,
Non-current liabilities	2012	2011
Labor claims	166	155
Tax claims	395	352
Civil claims (*)	168	159
Other claims	122	60
	851	726

(*) Net of restricted deposits for legal proceedings and guarantees, when applicable.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

	March 31,	December 31,
	2012	2011
Opening Balance	726	759
Addition of provision	178	319
Payments	(84)	(113)
Transfers by deposits in court	-	(161)
Accrual of interest	18	51
Other	13	(129)
Closing Balance	851	726

29.2 Legal proceedings classified as possible losses (not provisioned for)

Estimates for March 31, 2012
Tax claims	20,076
Civil claims - General	5,885
Civil claims - Environmental	554
Other	920
27,435

The following tables present in detail the main lawsuits of a tax and civil nature, whose expectations of loss are classified as possible:

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

a) Proceedings of a tax nature

Tax Claims	Estimate as of March 31, 2012

Plaintiff: Federal Revenue Department of Brazil

1) Deduction from the calculation basis of income tax (IRPJ) and social contribution (CSLL) and a fine on the renegotiation of the Petros Plan. • Current situation: Awaiting a hearing of an administrative appeal at the 2nd instance.	1,747

2) Profit of subsidiaries and associates domiciled abroad in 2005, 2006 and 2007 not included in the calculation basis of IRPJ and CSLL. • Current situation: Awaiting a hearing of an administrative appeal at the 2nd instance.	1,103

3) Deduction from the calculation basis of IRPJ and CSLL of expenses incurred in 2007 related to benefits to the employees and Petros. • Current situation: The question is being argued in the ambit of two processes at the administrative level.	833

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

Tax Claims	Estimate as of March 31, 2012

Plaintiff: Federal Revenue Department of Rio de Janeiro

4) Income tax withheld at source (IRRF) on remittances for payment of affreightment of vessels in the period from 1999 to 2002. • Current situation: The company is discussing the issue in the judicial sphere and has a preliminary decision that ensures the suspension of the tax liability.	2,591

Plaintiff: State Finance Department of Rio de Janeiro

5) ICMS on exit operations of liquid natural gas (LNG) without issuing a tax document in the ambit of the centralizing establishment. • Current situation: The question involves processes in various administrative and judicial stages, where the Company has sought to ensure its rights.	1,493

6) Difference in ICMS rate in the sale of aviation kerosene, due to the declaration of unconstitutionality of Decree 36,454/2004. • Current situation: The question involves processes which are in progress at the administrative level, where the Company has presented its defense.	837

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

Tax Claims	Estimate as of March 31, 2012

Plaintiff: Federal Revenue Department of Brazil

7) Non payment of CIDE on imports of naphtha sold to Braskem. • Current situation: The issue is being debated at the administrative level.	1,550

8) Non-payment of CIDE in the period from March 2002 till October 2003 in transactions with distributors and petrol stations that were holders of judicial injunctions that determined the sale without transfer of that tribute. • Current situation: Awaiting a hearing of an appeal in the Higher Chamber of Tax Appeals (CSRF).	684

Plaintiff: State Finance Department of São Paulo

9) Withdrawal of collection of ICMS on the importing of a drilling rig – temporary admission in São Paulo and clearance in Rio de Janeiro and a fine for breach of accessory obligations. • Current situation: One of the processes is in the administrative stage and another was submitted to judicial proceedings, obtaining a decision favorable to the Company.	2,214

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

Tax Claims	Estimate as of March 31, 2012

Plaintiffs: Municipal governments of Anchieta, Aracruz, Guarapari, Itapemirim, Marataízes, Linhares, Vila Velha and Vitória.

10) Failure to withhold and collect tax on services provided offshore (ISSQN) in some municipalities located in the State of Espírito Santo, despite Petrobras having made the withholding and payment of these taxes to the coffers of the municipalities where the respective service providers are established, in accordance with Complimentary Law 116/03. • Current situation: The question involves processes in various administrative and judicial stages, where the Company has sought to ensure its rights.	940

Plaintiff: Federal Revenue Department of Brazil

11) Non-payment of tax on financial operations (IOF) on intercompany loans. • Current situation: Defense presented at the first administrative instance.	655

Plaintiff: Federal Revenue Department of Brazil

12) Income tax withheld at source (IRRF) on remittances abroad for payment of petroleum imports. • Current situation: Awaiting a hearing at the 2nd administrative instance.	511

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

Tax Claims	Estimate as of March 31, 2012

Plaintiff: State Finance Departments of Rio de Janeiro and Sergipe

13) Use of ICMS credits on the purchase of drilling bits and chemical products used in formulating drilling fluid. • Current situation: The question involves processes in various administrative and judicial stages, where the Company has sought to ensure its rights.	474
14) Other proceedings of a tax nature	4,444

Total for processes of a tax nature	20,076

Civil Claims - General	Estimate as of March 31, 2012

Plaintiff: Porto Seguro Imóveis Ltda.

1) Porto Seguro, a minority shareholder of Petroquisa, filed a lawsuit against Petrobras, related to alleged losses arising from the sale of the shareholding interests of Petroquisa in various petrochemical companies included in the National Privatization Program. The plaintiff claims that the Company indemnify it in 5% as a premium and 20% as lawyers' fees to Lobo & Ibeas Advogados.

•   Current situation: This matter is currently before the Superior Court and the Federal Supreme Court, awaiting trial docket designation in light of the special appeal brought by the Company, which appeal may be decided in the first half of 2012.

3,994

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

Civil Claims - General	Estimate as of March 31, 2012

Plaintiff: Agência Nacional do Petróleo, Gás Natural e Biocombustíveis – ANP

2)Differences in the payment of special participation charge in the Albacora, Carapeba, Cherne, Espadarte, Marimba, Marlim, Marlim Sul, Namorado, Pampo and Roncador fields – Campos Basin. In addition, the plaintiff is claiming fines for alleged non-compliance with minimum exploratory programs. • Current situation: With the conclusion of the administrative phase of this proceeding, this matter was brought before the judicial courts. The Company obtained an injunction suspending the collection of fines until the end of the trial process, which is currently in the production of evidence phase.	631

3) Other proceedings of a civil nature	1,260

Total for process of a civil nature	5,885

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

29.3 Joint Ventures Frade field

In November 2011, there was an oil spillage in the Frade field, located in the Campos basin, which is operated by Chevron Brasil. The federal public prosecutor is conducting an investigation and has initiated a process claiming US$ 11 billion in damages against Chevron Brazil, Chevron Latin America Marketing LLC and Transocean Brasil Ltda., where the latter was operator of the platform at the time of the spillage.

In April 2012, a new public civil suit was filed by the Federal Public Attorney s Office against Chevron and Transocean, due to droplets of oil identified in underwater images within the Frade field. In this suit the Federal Public Attorney s Office intends to condemn the defendants to a further US$ 11 billion as compensation for damages to the community.

The assessment by our lawyers is that the amounts claimed are not reasonable and are disproportionately high in relation to the extent of the damages caused. In the second suit, as the oil was not identified on the surface, it is not even possible to conceive of the existence of any actual damage to the community. .

Petrobras holds a 30% interest in the Frade consortium. Although it is not a party to the processes, because of its equity interest Petrobras may be contractually obliged to pay 30% of the total contingencies related to the Frade field. In the event Chevron is held legally responsible, Petrobras may be contractually subject to the payment of up to 30% of the costs referring to the compensations.

29.4 Contingencies assets

29.4.1 Recovery of maintenance costs Barracuda & Caratinga

In 2006, Petrobras, as representant of Barracuda & Caratinga Leasing Company B.V. (BCLC), filed to an arbitration abroad against Kellogg, Brown, Root, LLC (KBR), to obtain indemnifications for maintenance costs incurred on flexible lines of the Barracuda and Caratinga field, during the period covered by a contractual guarantee.

On September 21, 2011, the arbitration Court decided in favor of BCLC, definitively, condemning KBR to indemnify US$ 186 plus arbitration costs incurred by Petrobras and legal fees. After the final decision, Petrobras recognized the amount of US$ 186 in non-current assets.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

29.4.2 Recovery of PIS and COFINS

Petrobras and its subsidiaries filed a civil suit against the Federal Government claiming to recover, through offsetting, amounts paid as taxes on financial revenue and exchange gains (PIS) in the period between February 1999 and November 2002 and COFINS between February 1999 and January 2004, taking into consideration that paragraph 1 of article 3 of Law 9,718/98 is unconstitutional.

On November 9, 2005, the Federal Supreme Court considered paragraph 1 of article 3 of Law 9,718/98 is unconstitutional.

On November 18, 2010, the Superior Court of Justice upheld the claim by Petrobras, filed in 2006 to recover the COFINS for the period from January 2003 to January 2004. After the final decision, Petrobras recognized the amount of US$ 273 as recoverable taxes in non current assets.

On March 31, 2012, the Company had US$ 1,402 related to these suits that are not yet recognized in the financial statement due to the pending final favorable decision.

29.4.3 Legal proceeding in the United States - P-19 e P-31

In 2002, Brasoil and Petrobras won, in the first instance, before the U.S. Justice, related actions filed by the insurance companies United States Fidelity & Guaranty Company and American Home Assurance Company, where, through a final decision confirmed by the Federal Court of the Southern District of New York, the right was recognized to receipt by Brasoil and Petrobras for losses and damages, plus interest and reimbursement of legal expenses on the date of receipt, referring to the performance bond of platforms P-19 and P-31. The amount of the indemnification is approximately US$ 290.

On July 21, 2006, the US court handed down an executive decision, conditioning the payment of the amounts owed to Brasoil to the permanent closing of legal proceedings involving identical claims in progress before the Brazilian courts, which the parties proceeded to do.

30. Guarantees for concession agreements for oil exploration

Petrobras gave guarantees to the Agência Nacional do Petróleo, Gás Natural e Biocombustíveis (ANP) in the total amount of US$ 3,432 for the Minimum Exploration Programs established in the concession agreements for exploration areas, with US$ 3,108, net of commitments already undertaken, remaining in force. Of this amount, US$ 1,855 corresponds to a lien on the oil from previously identified fields already in production, and US$ 1,253 refers to bank guarantees.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

31. Risk management and derivative instruments

The Company is exposed to a series of financial risks arising from its operations. These risks include market risk related to the price of oil and oil products, exchange and interest rates, credit risk and liquidity risk.

31.1 Management of risks

The Petrobras risk management policy aims at contributing towards an appropriate equilibrium between its objectives for growth and return and its risk exposure level, whether inherent to the exercise of its activities or arising from the context within which it operates, so that, through effective allocation of its physical, financial and human resources, the Company may achieve its strategic goals.

The Executive Board, responsible for the management of Petrobras' risks, set up the Financial Integration Committee to periodically assess and establish guidelines for measuring, monitoring, and managing the risks, and to support its decisions. This Committee is permanently composed of all the executive managers of the financial department, and the executive managers of the business departments are convened for discussions of specific themes.

31.2 Market risk

31.2.1 Risk management of prices of oil and oil products

Petrobras maintains, as a preference, exposure to the prices cycle, not using derivatives for hedging the purchases and sales that aim at attending the Company's operational requirements.

Operations with derivatives are limited to hedging the expected results from transactions carried out abroad, which are usually short-term, accompanying the terms of commercial operations.

The main parameters used in risk management, for changes in Petrobras' prices of oil and oil products, in the transactions carried out abroad, are: operating cash flow at risk (CFAR), Value at Risk (VAR) and Stop Loss.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

a)Notional amount and fair value of derivative instruments of oil and oil products

	Notional value (in thousand of bbl)*		Fair value recorded**
	March 31,	December 31,	March 31,	December 31,
Statement of financial position	2012	2011	2012	2011

Future Contracts	(3,508)	(3,731)	10	18
Purchase commitments	18,484	18,121	0	0
Sale commitments	(21,992)	(21,852)	0	0

Options Contracts	(1,251)	(1,278)	2	(2)

Buy	(438)	(438)	1	(2)
Bidding position	11,574	4,038	0	0
Short sale	(12,012)	(4,476)	0	0

Sale	(813)	(840)	1	(1)
Bidding position	14,200	2,395	0	0
Short sale	(15,013)	(3,235)	0	0

Forward contracts	110	165	0	0
Long position	110	165	0	0
Short position	0	0	0	0

Total recorded in the current assets and liabilities			12	16

* A negative notional value represents a seller position.

** Negative fair values were recorded in liabilities and positive fair values in assets.

	Three month periods ended March 31,
Financial income	2012	2011
Gain (loss) recorded in the income statement for the period	(112)	(146)

	March 31,	December 31,
Guarantees given as collateral	2012	2011
Generally consist of deposits	66	90

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

b) Sensitivity analysis of derivatives of oil and oil products

The probable scenario is the fair value at March 31, 2012. The possible and remote scenarios consider a deterioration in the prices in the risk variable of 25% and 50%, respectively, with respect to the same date.

Market derivatives for oil and oil products	Risk	Probable scenario in March 31, 2012	Possible scenario (Δ of 25%)	Remote scenario (Δ of 50%)
Brent	High in Brent Oil	16	(217)	(451)
Gasoline	Low in Gasoline	(3)	(20)	(38)
Fuel Oil	High of Fuel Oil		(122)	(245)
Propane	High of Propane	2	(7)	(16)
WTI	High WTI	(9)	(16)	(34)
Diesel	Low of Diesel		(23)	(65)
Ethanol	Low of Ethanol		(1)	(1)
Jet	Low of Jet		(1)	(1)
Naphtha	High of Naphtha	2	(2)	(6)
LLS	Low of LLS Oil	1	(18)	(37)

c) Embedded derivatives sale of ethanol

The Company entered into a sales agreement of ethanol a price formula set in the time of signing the contract. The selling price is based on the prices of ethanol and of naphtha.

Considering that the quotation for naphtha does not have a strict relationship with the market cost or value of ethanol, the portion referring to the derivative instrument was separated from the main agreement and recognized at fair value (level 3), and classified as financial income. The Company determined the fair value of this agreement based on the difference between the spreads for naphtha and ethanol.

The notional and fair values and the sensitivity analysis of the swap are presented below:

				Sensitivity analysis
		Fair Value
Forward Contract	Notional value (in thousand of m³)	March 31, 2012	December 31, 2011	Risk	Probable scenario in March 31, 2012	Possible scenario (Δ of 25%)	Remote scenario (Δ of 50%)

Buyer position				Decrease in spread Naphta x Ethanol
(maturity in 2015)	715	65	27		65	53	38

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

The Company determined the fair value of this contract based on practices used on the market, where the difference between the spreads for naphtha and ethanol is calculated. The selling price of the ethanol in the agreement refers to the Brazilian market (ESALQ). The values of the parameters used in the calculation were obtained from market price quotations for ethanol and naphtha on the CBOT (Chicago Board of Trade) future market on the last working day of the period of the financial statements.

31.2.2 Exchange risk management

Exchange risk is one of the financial risks that the Company is exposed to and it originates from changes in the levels or volatility of the exchange rate that reference asset and liabilities positions.

As regards exchange risk management, Petrobras seeks to identify and handle them in an integrated manner, and treat them or create natural risk mitigation , benefiting from the correlation between its income and expenses. In the specific case of exchange variation inherent to the contracts with the cost and remuneration involved in different currencies, this natural risk mitigation is carried out through allocating the cash investments between the real and the US dollar or another currency.

The management of risks is done for the net exposure. Periodical analyses of the exchange risk are prepared, assisting the decisions of the executive committee. The exchange risk management strategy involves the use of derivative instruments to minimize the exchange exposure of certain Company s obligations.

a) Main transactions and future commitments hedged by derivative operations

Cross Currency Swap

Yen vs. Dollar

The Company contracted a cross currency swap, aimed at fixing in dollars the Company's bonds issued in yens. The Company does not intend to settle these contracts before the end of term.

For this relation between the derivative and the loan, qualified as cash flow hedge, the hedge accounting was adopted.

Changes in fair value, to the extent the hedge is effective, which is tested quarterly, are reported in accumulated other comprehensive income until the results of the hedged item occurs.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

b) Notional value, fair value, guarantees and sensitivity analysis of the foreign currency derivatives

	Consolidated
	Notional value (in million)		Fair Value		Sensitivity analysis
						Probable scenario in March 31, 2012	Possible scenario (Δ of 25%)	Remote scenario (Δ of 50%)
Statement of financial position	March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011	Risk

Cross Currency Swap ( maturity in 2016)			97	130	High of the dollar	97	6	(54)
Asset position (JPY) - 2.15%p.a.	JPY 35,000	JPY 35,000	454	494
Liability position (USD) - 5.69%p.a.	USD 298	USD 298	(357)	(364)

Swap ( maturity in 2012)			12	17	High of the Real	12	(25)	(55)
Asset position - USD	USD 127	USD 127	130	128
Liability position - R$ CDI	BRL 199	BRL 199	(117)	(111)

Sale of forward dollar	USD 93	USD 87	1	(2)	High of the dollar	1	(23)	(46)

Total recorded in other current assets and liabilities			110	145

	Three month periods ended March 31,
Financial result and shareholders' equity	2012	2011
Gain (loss) recorded in the results for the period	1	6
Gain (loss) recorded in shareholders' equity	(10)	(2)

The existing interest rate derivative operations do not require a guarantee margin deposit.

c) Sensitivity analysis of net debt in foreign currency

The probable scenario is the fair value at March 31, 2012, possible and remote scenarios consider the deterioration in the risk variable of 25% and 50%, respectively, for the same date.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

Financing, net of cash and financial investments	Probable scenario in March 31, 2012	Possible scenario (Δ of 25%)	Remote scenario (Δ of 50%)
Cash and Financial investments	6,387	5,109	4,258
Financing in Dollar	(43,266)	(54,082)	(64,899)
Financing in Real¹	(13,948)	(17,435)	(20,922)
Financing in Euro	(2,570)	(3,213)	(3,856)
Financing in Yen	(1,312)	(1,640)	(1,968)
Financing in Libra	(1,093)	(1,367)	(1,640)
	(55,802)	(72,628)	(89,027)
1 Financing in local currency parameterized to the variation of the dollar.

Currency risks arise from the devaluation of the Real against the foreign currencies.

Sensitivity analysis of net debt alone does not represent the Company's net exposure to currency risk. Considering the equilibrium of liabilities, assets, revenues and future commitments in foreign currency, the economic impact of possible foreign exchange fluctuations does not compromise the Company s liquidity since a large portion of its debt is due at the long-term.

31.2.3 Interest rate risk management

Petrobras is subject mainly to fluctuations of the LIBOR, in the financing expressed in foreign currency, and to the long-term interest rate, published by the Central Bank, in the financing expressed in Reais. An increase in the rates negatively impacts Petrobras's financial expenses and financial position.

Petrobras considers that the exposure to interest rate fluctuations will not have a material impact, and so, preferably, it does not use derivative financial instruments to manage this type of risk; except for specific situations presented by companies of the Petrobras' system.

a) Main transactions and future commitments hedged by operations with derivatives

Swap contracts

Floating interest rate ( Libor USD) vs. Fixed rate (USD)

The Company contracted an interest rate swap in order to transform financing tied to a floating rate into a fixed rate in order to eliminate the mismatch between the cash flows of assets and liabilities of an investment project. The Company does not intend to settle the operation before its

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

maturity and, therefore, adopted hedge accounting for the relationship between the financing and the derivative.

Other open operations are arranged in the table below:

b) Notional value, fair value, guarantees and sensitivity analysis of the interest rate derivatives

	Consolidated
	Notional value (in million)		Fair Value		Sensitivity analysis
						Probable scenario in March 31, 2012	Possible scenario (Δ of 25%)	Remote scenario (Δ of 50%)
Statement of financial position	March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011	Risk

Swaps (maturity in 2020)
Liability position	USD 469	USD 478	(31)	(36)	Decrease in the Libor	(31)	(52)	(65)

Swaps ( maturity in 2015)			(2)	(2)	Decrease in the Euribor	(2)	(2)	(2)
Asset position - Euribor	EUR 19	EUR 20	-	-
Liability position - Fixed rate of 4.19%	EUR 19	EUR 20	(2)	(2)

Total recorded in other current assets and liabilities			(33)	(38)

The existing interest rate derivative operations do not require a guarantee margin deposit.

31.3 Credit risk

Petrobras is exposed to the credit risk of clients and financial institutions, resulting from its commercial operations and its cash management. These risks consist of the possibility of non-receipt of sales made and amounts invested, deposited or guaranteed by financial institutions.

Credit risk management in Petrobras is part of financial risk management, which is performed by the Company s officers, under a policy of corporate risk management. The Credit Commissions are, each, composed of Executive Manager for Finances and the Executive Manager for the commercial department.

The purpose of the Credit Commissions is to analyze questions connected with credit management, not only with respect to granting credit but also with respect to its management; to encourage integration between the units that compose them; and to identify recommendations to be applied in the units involved or to be submitted to the appreciation of higher jurisdictions.

The credit risk management policy is part of the Company s global risk management policy and aims at reconciling the need for minimizing exposure to credit risk and maximizing the result of

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

sales and financial operations, through an efficient credit analysis, concession and management process.

In its management of credit risks, Petrobras uses quantitative and qualitative parameters that are appropriate for each of the market segments in which it operates.

The Company s commercial credit portfolio, is very diversified and the credits granted are divided between clients on the Brazilian domestic market and foreign markets.

Loans to financial institutions are distributed among the major international banks considered by the international risk classifiers as Investment Grade and the most important Brazilian banks.

The maximum exposure to credit risk is represented mainly by the balance of accounts receivable and derivative transactions outstanding.

31.4 Liquidity risk

The Company's liquidity risk is represented by the possibility of a shortage of funds, cash or another financial asset in order to settle its obligations on the established dates.

The policy on liquidity risk management adopted by the Company provides for the continued lengthening of the maturity of its debt, exploring the financing capacity of the domestic market and developing a strong presence in the international capital market by broadening the investor s base in fixed income.

Petrobras finances the working capital through the centralization of the System s cash and assuming short-term debt that are usually related to the flow of trade, as export credit notes and advances on exchange contracts. Investments in non-current assets are financed through long-term debt as issuing bonds in the international market, credit bureaus, financing and pre-payment of exports, development banks in Brazil and abroad, and lines of credit with national and international commercial banks.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

Maturity	As of March 31, 2012
2012	12,506
2013	8,437
2014	9,222
2015	11,426
2016	18,585
2017	12,015
2018 and thereafter	60,915
Balance at March 31, 2012	133,106
Balance at December 31, 2011	122,284

31.5 Financial investments (operations with derivatives)

Operations with derivatives are, both in the domestic and foreign markets, earmarked exclusively for the exchange of indexes of the assets that comprise the portfolios, and their purpose is to provide the managers with greater flexibility in their quest for efficiency in the management of available funds.

The fair values of the derivatives held in the exclusive investment funds at March 31, 2012 are as follows:

Contract	Quantity	Notional value	Fair value	Maturity

Future DI	(69,104)	(3,321)	(1)	2012 to 2014
Long position	31,945	1,583	-
Short position	(101,049)	(4,904)	(1)
Future dollar	(553)	(28)		2012 to 2014
Long position	644	32
Short position	(1,197)	(60)

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

32. Fair value of financial assets and liabilities

Fair values are determined based on market price quotations, when available, or, in the absence thereof, on the present value of expected cash flows. The fair values of cash and cash equivalents, trade accounts receivable, short term debt and trade accounts payable are the same as their carrying values. The fair values of other long-term assets and liabilities do not differ significantly from their carrying values.

At March 31, 2012, the estimated fair value for the Company's long term debt was US$ 83,778 and calculated at prevailing market rates, considering natures, terms and risks similar to the recorded contracts, and it may be compared with the carrying value of US$ 80,089.

The hierarchy of the fair values of the financial assets and liabilities, recorded on a recurring basis, is presented as follows:

	Fair value measured based on
	Prices quoted on active market (Level 1)	Valuation technique supported by observable prices (Level 2)	Valuation technique without use of observable prices (Level 3)	Total Fair value recorded

Assets
Marketable securities	13,018	0	0	13,018
Foreign currency derivatives	12	98	-	110
Commodity derivatives	12	-	65	77
Balance at March 31, 2012	13,042	98	65	13,205
Balance at December 31, 2011	13,421	146	29	13,596

Liabilities
Interest derivatives	(33)	-	-	(33)
Balance at March 31, 2012	(33)	-	-	(33)
Balance at December 31, 2011	(64)	(2)	-	(65)

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

33. Condensed Consolidated Financial Information Related to Guaranteed Securities Issued by Subsidiaries

Petróleo Brasileiro S.A. - Petrobras has fully and unconditionally guaranteed the debt securities of Petrobras International Finance Company - PifCo, a 100-percent-owned subsidiary of Petrobras.

The following condensed consolidated financial information is provided for Petróleo Brasileiro S.A. Petrobras, as guarantor, and for Petrobras International Finance Company PifCo, as issuer, as an alternative to providing separate financial statements for the issuer in accordance with Reg SX 3-10 (c). The accounts of Petrobras and PifCo are presented utilizing the equity method of accounting for investments in subsidiaries.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

	As of March 31,2012

Consolidated Statement of Financial Position	Petrobras S.A. Guarantor	PifCo	All Other Subsidiaries	Consolidating and Eliminating Adjustments	Consolidated

Assets

Current assets	62,994	3,712	42,648	(40,000)	69,354
Cash and cash equivalents	14,477	1,315	13,684	(7,576)	21,900
Marketable securities	17,313	564	6	(8,003)	9,880
Accounts receivable, net	5,215	1	6,381	212	11,809
Intercompany receivable	6,042	2	16,607	(22,651)
Inventories	12,991		4,290	(1,148)	16,133
Other current assets	6,956	285	1,680	711	9,632
Discontinued operations		1,545		(1,545)

Non-current assets	223,832	26,620	96,415	(78,250)	268,617

Intercompany receivable	5,203	22,050	13,515	(40,768)
Marketable securities	3,121	4,570	2,779	(7,172)	3,298
Deferred tax assets	4,905		3,326	723	8,954
Other long-term asse ts	4,468		6,227	(271)	10,424

Investments	33,606		2,756	(29,598)	6,764
Property, plant and equipment , net	129,503		65,746	(1,150)	194,099
Intangible asse ts	43,026		2,066	(14)	45,078

Total assets	286,826	30,332	139,063	(118,250)	337,971

Liabilities

Current liabilities	35,444	3,079	21,490	(23,818)	36,195
Current debt	1,477	2,941	5,450		9,868
Trade accounts paya ble	6,008	5	5,713		11,726
Intercompany payables	8,158	3	5,796	(13,957)
Taxes payable	5,048		971		6,019
Other current liabilities	14,753	92	3,560	(9,823)	8,582
Discontinued operations		38		(38)

Non-current liabilities	66,840	28,206	70,280	(49,500)	115,826
Long-term debt	22,030	28,206	29,854		80,090
Deferred tax liabilities	17,244		2,295		19,539
Intercompany payables	12,296		35,882	(48,178)
Other non-current liabilities	15,270		2,249	(1,322)	16,197

Petrobras shareholder's equity	184,542	(953)	46,128	(45,175)	184,542

Non-controlling interests			1,165	243	1,408

Total liabilities and shareholder's equity	286,826	30,332	139,063	(118,250)	337,971

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

	As of December 31,2011
Consolidated Statement of Financial Position	Petrobras S.A. Guarantor	PifCo	All Other Subsidiaries	Consolidating and Eliminating Adjustments	Consolidated
Assets

Current assets	52,268	6,515	34,599	(27,243)	64,592
Cash and cash equivalents	10,053	4,087	9,426	(4,509)	19,057
Marketable securities	12,595	558	12	(4,204)	8,961
Accounts receivable, net	3,989	1	7,167	599	11,756
Intercompany receivable	7,243	2	11,363	(18,608)
Inventories	11,960		4,467	(1,262)	15,165
Other current assets	6,428	320	2,164	741	9,653
Discontinued operations		1,547		(1,547)

Non-current assets	210,844	16,998	87,193	(60,217)	254,818

Intercompany receivable	6,107	12,387	6,592	(25,086)
Marketable securities	2,782	4,611	2,878	(7,207)	3,064
Deferred tax assets	5,090		3,370	739	9,199
Other long-term assets	3,884		6,004	(194)	9,694

Investments	29,989		3,896	(27,355)	6,530
Property, plant and equipment , net	121,176		62,403	(1,114)	182,465
Intangible assets	41,816		2,050		43,866
Diferido

Total assets	263,112	23,513	121,792	(87,460)	319,410

Liabilities

Current liabilities	30,352	3,311	22,918	(20,054)	36,364
Current debt	1,393	3,045	5,629		10,067
Trade accounts payable	6,541	5	5,317		11,863
Intercompany payables	6,531	3	8,643	(15,177)
Taxes payable	4,935		912		5,847
Other current liabilities	10,952	95	2,417	(4,877)	8,587
Discontinued operations		163		(163)

Non-current liabilities	56,921	20,930	60,777	(32,693)	105,936
Long-term debt	21,790	20,930	29,998		72,718
Deferred tax liabilities	15,682		2,054		17,736
Intercompany payables	5,245		26,486	(31,731)
Other non-current liabilities	14,205		2,239	(962)	15,482

Petrobras shareholder's equity	175,838	(728)	36,957	(34,845)	175,838

Non-controlling interests			1,140	132	1,272

Total liabilities and shareholder's equity	263,112	23,513	121,792	(87,460)	319,410

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

	A s of M arch 31,2012
Consolidated Statement of Income	Petrobras S .A. Guarantor	PifCo	All Other Subsidiaries	Consolidating and Eliminating Adjustments	Consolidated

Sales revenu es	28,912		30,241	(21,743)	37,410
Third parties	17,610		19,800		37,410
Intercompany	11,302		10,441	(21,743)
Cost of sales	(20,603)		(26,168)	20,812	(25,959)
Gross profit	8,308		4,073	(931)	11,451
Income (expenses)
Selling expenses	(1,645)		(712)	1,026	(1,331)
Admi nistrative and general expenses	(865)	(4)	(375)		(1,244)
Exploration costs	(521)		(51)		(572)
Research and development expenses	(291)		(2)		(293)
Other taxes	(42)		(70)	28	(84)
Other operating income and expenses, net	(1,304)		(3)	39	(1,268)
Financial incom e (expense), net	222	(216)	530	(273)	263
Equity in results of non consolidated com panies	2,211		84	(2,218)	77
Net incom e from discontinui ng operations		2		(2)
Income before income taxes	6,074	(218)	3,474	(2,331)	6,999

Incom e tax	(862)		(752)	(52)	(1,666)
Net income	5,212	(218)	2,722	(2,383)	5,333
Net incom e (loss) attributable to:

Shareholders	5,212	(218)	2,686	(2,468)	5,212
Non-con trolling interests			(36)	85	121
	5,212	(218)	2,722	(2,383)	5,333

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

	As of March 31,2011
Consolidated Statement of Income	Petrobras S.A. Guarantor	PifCo	All Other Subsidiaries	Consolidating and Eliminating Adjustments	Consolidated

Sales revenues	24,048		19,899	(11,345)	32,602
Third parties	14,137		22,981	(4,516)	32,602
Intercompany	9,911		(3,082)	(6,829)
Cost of sales	(14,795)		(16,394)	10,516	(20,673)
Gross profit	9,253		3,505	(829)	11,929
Income (expenses)
Selling expenses	(1,350)		(579)	679	(1,250)
Administrative and general expenses	(794)	(4)	(368)	(2)	(1,168)
Exploration costs	(515)		(50)		(565)
Research and development expenses	(289)		(6)		(295)
Other taxes	(76)		(106)	35	(147)
Other operating income and expenses, net	(1,004)		(183)	71	(1,116)
Financial income (expense), net	1,073	(123)	594	(315)	1,229
Equity in results of non consolidated companies	1,916		172	(1,842)	246
Net income from discontinuing operations		84		(84)
Income before income taxes	8,214	(43)	2,979	(2,287)	8,863

Income tax	(1,626)		(590)	64	(2,152)
Net income	6,588	(43)	2,389	(2,223)	6,711
Net income (loss) attributable to:

Shareholders	6,588	(43)	2,372	(2,329)	6,588
Non-controlling interests			(17)	106	123
	6,588	(43)	2,389	(2,223)	6,711

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

	As of March 31,2012
Statement of cash flows	Petrobras S.A. Guarantor	PifCo	All Other Subsidiaries	Consolidating and Eliminating Adjustments	Consolidated
Cash from operating activities continuing operations	6,398	(171)	(1,156)	3,464	8,535
Cash from operating activities discontinuing operations		(121)		121
Net cash provided (used) in operating activities	6,398	(292)	(1,156)	3,585	8,535

Cash flows from Investment activities
Investments in operating segments	(8,600)		(2,822)	2,045	(9,377)
Investments in Marketable securities	(4,129)	85	59	3,566	(419)
Net intercompany investing		(9,667)		9,667
Net cash provided (used) in investing activities	(12,729)	(9,582)	(2,763)	15,278	(9,796)
Cash flows from financing activities
Capital issuance			8,266	(8,266)
Acquisition of non-controlling interest				11	11
Proceeds from borrowings	16,467	7,112	(1,875)	(13,494)	8,210
Repayments	(4,659)	(10)	1,467	(154)	(3,356)
Dividends paid	(1,223)		(7)	7	(1,223)
Net cash provided (used) in financing activities	10,585	7,102	7,851	(21,896)	3,642
Effect of exchange rate changes on cash and cash equivalents	170		326	(34)	462

Net increase (decrease) in cash and cash equivalents in the period	4,424	(2,772)	4,258	(3,067)	2,843

Cash and cash equivalents at beginning of period	10,053	4,087	9,426	(4,509)	19,057
Cash and cash equivalents at the end of period	14,477	1,315	13,684	(7,576)	21,900

	As of March 31,2011
Statement of cash flows	Petrobras S.A. Guarantor	PifCo	All Other Subsidiaries	Consolidating and Eliminating Adjustments	Consolidated
Cash fromoperating activities continuing operations	2,037	(236)	3,336	2,480	7,617
Cash fromoperating activities discontinuing operations		3,897		(3,897)
Net cash provided (used) in operating activities	2,037	3,661	3,336	(1,417)	7,617

Cash flows from Investment activities
Investments in operating segments	(6,398)		(3,373)	624	(9,147)
Investments in Marketablesecurities	3,859	(62)	742	(980)	3,559
Net intercompany investing		(10,144)		10,144
Net cash provided (used) in investingactivities	(2,539)	(10,206)	(2,631)	9,788	(5,588)

Cash flows from financing activities
Capital issuance			253	(253)
Acquisition of non-controlling interest				4	4
Proceeds from borrowings	17,776	6,013	12,761	(27,382)	9,168
Repayments	(8,120)	(22)	(12,582)	18,294	(2,230)
Dividends paid	(1,102)		27		(1,102)
Net cash provided (used) in financing activities	8,554	5,991	432	(9,137)	5,840

Effect of exchangeratechanges on cash and cash equivalents	(467)		159	152	474

Net increase (decrease) in cash and cash equivalents in the period	8,519	(554)	1,296	(918)	8,343

Cash and cash equivalents at beginning of period	12,000	1,197	10,271	(5,813)	17,655
Cash and cash equivalents at the end of period	20,519	643	11,567	(6,731)	25,998

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

34. Subsequent events

On April 25, 2012, Petrobras Netherlands B.V. (PNBV) raised funds from a line of financing with the bank J.P. Morgan, in the amount of US$ 1 billion, with an average term of maturity of 6 years and market floating interest based on the 6 month Libor.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2012
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.